EXHIBIT 99.1

Eupraxia Pharmaceuticals Announces Closing of US$80.5 Million Public Offering Including Full Exercise of Underwriter Option

VICTORIA, British Columbia, Sept. 24, 2025 (GLOBE NEWSWIRE) -- Eupraxia Pharmaceuticals Inc. (“Eupraxia” or the “Company”) (NASDAQ:EPRX) (TSX:EPRX), a clinical-stage biotechnology company leveraging its proprietary Diffusphere™ technology designed to optimize local, controlled drug delivery for applications with significant unmet need, is pleased to announce the successful closing of its previously announced public offering (the "Offering") of 14,636,363 common shares of the Company (the “Common Shares"), which includes the full exercise of the option to purchase additional shares granted to the underwriters, at a price to the public of US$5.50 per Common Share for gross proceeds of approximately US$80.5 million, before deducting the underwriting commissions and estimated expenses incurred in connection with the Offering.

“This financing represents a pivotal milestone for Eupraxia, enabling us to accelerate the development of EP-104GI for eosinophilic esophagitis and advance toward our upcoming Phase 2b clinical readout, plus other key clinical and regulatory milestones,” said James Helliwell, CEO of Eupraxia. "The strong participation from leading life-science focused investors validates both our strategy and technology, and with this financing, we believe we are now capitalized into the first quarter of 2028, providing the resources and flexibility to deliver on our vision.”

Cantor and LifeSci Capital acted as joint book-running managers for the Offering. Bloom Burton also acted as co-manager for the Offering.

As previously stated, the Company intends to use the net proceeds from the Offering primarily for the continued advancement of its product pipeline, including the completion of ongoing preclinical studies and clinical trials, regulatory submissions, and associated commercial preparation and manufacturing scale-up activities. A portion of the proceeds will also be allocated to research and development of additional pipeline candidates, business development initiatives, and general corporate purposes, which may include but are not limited to employee salaries, working capital, leases for facilities, administrative expenses, and capital expenditures. The Company may also use a portion of the proceeds to expand its intellectual property portfolio and strengthen its corporate infrastructure to support future growth.

The Offering was made pursuant to a U.S. registration statement on Form F-10, declared effective by the U.S. Securities and Exchange Commission (the "SEC") on February 7, 2024, and the Company's existing Canadian short form base shelf prospectus, (the "Base Prospectus") dated February 5, 2024. A preliminary prospectus supplement and a final prospectus supplement (the “Supplement”) relating to and describing the terms of the Offering were filed with the securities commissions in all of the provinces and territories of Canada, except Quebec, and with the SEC in the United States. The Supplement and accompanying Base Prospectus contain important detailed information about the Offering.

The Supplement and accompanying Base Prospectus can be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Copies of the Supplement and accompanying Base Prospectus may also be obtained from Cantor Fitzgerald & Co., Attention: Capital Markets, 110 East 59th Street, 6th Floor, New York, New York 10022, or by email at prospectus@cantor.com, from LifeSci Capital LLC at 1700 Broadway, 40th Floor, New York, New York 10019, or by email at compliance@lifescicapital.com, or from Bloom Burton Securities Inc. at ecm@bloomburton.com.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About Eupraxia Pharmaceuticals Inc.

Eupraxia is a clinical-stage biotechnology company focused on the development of locally delivered, extended-release products that have the potential to address therapeutic areas with high unmet medical need. Diffusphere™, a proprietary, polymer-based micro-sphere technology, is designed to facilitate targeted drug delivery of both existing and novel drugs.

Notice Regarding Forward-looking Statements and Information

This news release includes forward-looking statements and forward-looking information within the meaning of applicable securities laws. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "is expected", "expects", "suggests", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes", "potential" or variations (including negative and grammatical variations) of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements in this news release include statements regarding the anticipated use of proceeds from the Offering; expectations around the development of EP-104GI, upcoming Phase 2b clinical trial readouts, and other clinical and regulatory milestones; expected capitalization into the first quarter of 2028; and the potential for the Company’s technology to impact the drug delivery process. Such statements and information are based on the current expectations of Eupraxia's management, and are based on assumptions, including but not limited to: future research and development plans for the Company proceeding substantially as currently envisioned; industry growth trends, including with respect to projected and actual industry sales; the Company's ability to obtain positive results from the Company's research and development activities, including clinical trials; and the Company's ability to protect patents and proprietary rights. Although Eupraxia's management believes that the assumptions underlying these statements and information are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this news release may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Eupraxia, including, but not limited to: risks and uncertainties related to the Company's limited operating history; the Company's novel technology with uncertain market acceptance; if the Company breaches any of the agreements under which it licenses rights to its product candidates or technology from third parties, the Company could lose license rights that are important to its business; the Company's current license agreement may not provide an adequate remedy for its breach by the licensor; the Company's technology may not be successful for its intended use; the Company's future technology will require regulatory approval, which is costly and the Company may not be able to obtain it; the Company may fail to obtain regulatory approvals or only obtain approvals for limited uses or indications; the Company's clinical trials may fail to demonstrate adequately the safety and efficacy of its product candidates at any stage of clinical development; the Company may be required to suspend or discontinue clinical trials due to side effects or other safety risks; the Company completely relies on third parties to provide supplies and inputs required for its product candidates and services; the potential impact of tariffs on the cost of the Company’s active pharmaceutical ingredients and clinical supplies of EP-104IAR and EP-104GI; the Company relies on external contract research organizations to provide clinical and non-clinical research services; the Company may not be able to successfully execute its business strategy; the Company will require additional financing, which may not be available; any therapeutics the Company develops will be subject to extensive, lengthy and uncertain regulatory requirements, which could adversely affect the Company's ability to obtain regulatory approval in a timely manner, or at all; the impact of health pandemics or epidemics on the Company's operations; the Company's restatement of its consolidated financial statements, which may lead to additional risks and uncertainties, including loss of investor confidence and negative impacts on the Company's common share price; and other risks and uncertainties described in more detail in Eupraxia's public filings on SEDAR+ (sedarplus.ca) and EDGAR (sec.gov). Although Eupraxia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and information speak only as of the date on which they are made and Eupraxia undertakes no obligation to publicly update or revise any forward-looking statement or information, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:
Danielle Egan, Eupraxia Pharmaceuticals Inc.
778.401.3302
degan@eupraxiapharma.com

or

Kevin Gardner, on behalf of:
Eupraxia Pharmaceuticals Inc.
617.283.2856
kgardner@lifesciadvisors.com

SOURCE Eupraxia Pharmaceuticals Inc.